Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Guttenberg and Christopher Edwards

Re:	Gelesis Holdings, Inc.
Registration Statement on Form S-1
Filed February 11, 2022
File No. 333-262672

On behalf of Gelesis Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated February 23, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company.

Registration Statement on Form S-1

Selling Securityholders, page 135

1.	The amount of common stock and warrants being offered by the selling securityholders identified in the selling securityholder table does not match the total number of shares being registered in the registration statement. Please reconcile.

For the Staff’s information the Company further respectfully advises that in connection with the recently consummated Business Combination between Gelesis, Inc. (“Legacy Gelesis”) and Capstar Special Purpose Acquisition Corp. (the predecessor to the Company) (“CPSR”), the Company entered into an Amended and Restated Registration and Stockholder Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company undertook to register securities held by certain securityholders of Legacy Gelesis and CPSR (the “Securityholders”). In connection with the initial filing of the Registration Statement, the Company registered the maximum number of shares of common stock and warrants held by all Securityholders based on its records and, as is customary, requested that all Securityholders party to the Registration Rights Agreement complete selling security holder questionnaires (the “Questionnaires”) to assist the Company in making all required disclosures accurately and in compliance with applicable rules and SEC guidance in the Registration Statement before requesting that it be declared effective.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

April 22, 2022

The Company respectfully advises the Staff that, with respect to the selling securityholder table required to be included in the Registration Statement, it has revised pages 131 through 136 of Amendment No. 1 to the Registration Statement to include the details of each Securityholder that is party to the Registration Rights Agreement and has provided a completed Questionnaire.

The Company further respectfully advises the Staff that as of the filing of Amendment No. 1 to the Registration Statement on the date hereof, not all Securityholders have returned completed Questionnaires for the purpose of being included in the Registration Statement and disclosed in the prospectus (such Securityholders, the “Unnamed Selling Securityholders”). That accounts for the discrepancy noted in the Staff’s comment, insofar as the maximum number of securities that may be offered for resale by these Unnamed Selling Securityholders, subject to compliance with the Registration Rights Agreement and delivery of a completed Questionnaire, is reflected in the amount of securities being registered.

The Company has taken this approach in reliance on Securities Act Rules Compliance and Disclosure Interpretation 220.03 (“CDI 220.03”). Pursuant to Regulation S-K Compliance and Disclosure Interpretation 140.03 (“CDI 140.03”), it is the Company’s understanding that a registrant may file a post-effective amendment to add the names of new selling securityholders to the selling stockholder table of a registration statement (which the Company would plan to do when information about the Unnamed Selling Securityholders is available; although at this time the Company cannot predict whether or when that will occur). It does not appear, however, that a registrant that is not eligible to use Rule 430B(b) would be permitted, based on the guidance in CDI 140.03 and CDI 220.03, to file a post-effective amendment to add new securities to a resale registration statement after it has been declared effective. Accordingly, the Company respectfully requests that the Staff accept the approach it has taken to required disclosures regarding selling securityholders insofar as the Staff has previously advised registrants that they should refer at the time of effectiveness to any Unnamed Selling Securityholders “in a generic manner by identifying the initial offering transaction in which the securities were sold.” The Company respectfully advises the Staff that it has revised its disclosures on pages 16, 131 and 136 of the prospectus, which describe the initial transactions in which the securities offered by the Unnamed Selling Securityholders were sold, to include references to such Unnamed Selling Securityholders.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

April 22, 2022

2.	We note the statement that selling securityholder information for each additional selling securityholder will be set forth by prospectus supplement or a post-effective amendment. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to the registration statement. Please revise your disclosure as appropriate and include the amount of securities registered on behalf of each selling shareholder. For guidance, please refer to Rule 430B and Regulation S-K C&DI 140.03.

The Company respectfully advises the Staff that it has revised page 136 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Goodwin Procter LLP at (617) 570-1531.

Very truly yours,

/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Yishai Zohar, Chief Executive Officer, Gelesis Holdings, Inc.
Elliot Maltz, Chief Financial Officer, Gelesis Holdings, Inc.
David Abraham, General Counsel, Gelesis Holdings, Inc.
James T. Barrett, Goodwin Procter LLP
Tiffany Williamson, Goodwin Procter LLP